FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of April, 2009,

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X           Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ____     No    X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

A summary for the internal controls self-evaluation report and social responsibility report for the year ended December 31, 2008 of Huaneng Power International, Inc. (the “Registrant”).

OVERSEAS REGULATORY ANNOUNCEMENT

INTERNAL CONTROLS SELF-EVALUATION REPORT AND SOCIAL RESPONSIBILITY REPORT FOR THE YEAR ENDED DECEMBER 31, 2008

Huaneng Power International, Inc. (the “Company”) has published its internal controls self-evaluation report (the “self-evaluation report”) and social responsibility report (the “social responsibility report”) for the year ended December 31, 2008. The following is a summary of the self-evaluation report and the social responsibility report. For detailed information of these reports, please refer to their publications on the website of the Shanghai Stock Exchange at www.sse.com.cn.

In the self-evaluation report, the Company stated it had self-evaluated its internal controls on various aspects, including but not limited to, control environment, risk evaluation, control procedures, control communications, and monitoring and supervision.  The Company concluded it had no material weakness in the design and implementation of internal controls for the year ended December 31, 2008, and the board of directors of the Company considered the Company's internal control system sound and effective.  SinoSing Power Pte. Ltd. and its subsidiary, Tuas Power Ltd., which were acquired by the Company in June 2008, were excluded from the scope of evaluation for internal controls for the year ended December 31, 2008.  The outside auditor of the Company, PricewaterhouseCoopers, has audited the Company's internal controls relating to financial reporting for the year ended December 31, 2008 and has issued unqualified opinion on its effectiveness.

The social responsibility report for the year ended December 31, 2008 is the first social responsibility report issued by the Company to the public.  It is prepared under the guidelines of the Shanghai Stock Exchange for a company to report its performance of social responsibility and with reference to Global Reporting Initiative’s G3 guidelines.  In this report, the Company summarized the facts and developments on its corporate governance, employee benefits, contributions to community, energy conservation and environmental protection, and safe, cost-effective production.  These facts and developments reflected the Company's performance of social responsibilities for the year ended December 31, 2008.

By Order of the Board Huaneng Power International, Inc.

As at the date of this announcement, the directors of the Company are:

Cao Peixi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
 (Non-executive Director)
Huang Jian
(Non-executive Director)
Liu Guoyue
(Executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Liu Jipeng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)
Shao Shiwei
(Independent Non-executive Director)
Zheng Jianchao
(Independent Non-executive Director)
Wu Liansheng
(Independent Non-executive Director)

Beijing, the PRC
April 1, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By  /s/ Gu Biquan

Name:        Gu Biquan

Title:          Company Secretary

Date:    April 1, 2009